Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator and Investment Committee of the Select Comfort Profit Sharing and 401(k) Plan:

We consent to incorporation by reference in the Registration Statements (No. 333-167331, 333-118329, 333-74876 and 333-70493) on Form S-8 of Select Comfort Corporation of our report dated June 28, 2010, with respect to the statements of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Select Comfort Profit Sharing and 401(k) Plan.

Minneapolis, Minnesota
June 28, 2010